UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Galileostraße 335

82131 Gauting, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

CONTENTS

As previously reported, Lilium N.V. (the “Company” or “Lilium”) has been engaged in fundraising initiatives to raise additional cash including from the German government and other sources. On October 17, 2024, Lilium received an indication that the budget committee of the parliament of the Federal Republic of Germany would not approve a €50 million guarantee of a contemplated €100 million convertible loan for Lilium from KfW. In addition, as of the date of this report, Lilium and the Free State of Bavaria have not reached an agreement in principle with respect to a guarantee of at least €50 million. Furthermore, despite its continuous and ongoing fundraising efforts, the Company has not been able to raise sufficient additional funds to continue the operations of Lilium GmbH and Lilium eAircraft GmbH, Lilium’s principal operating wholly-owned German subsidiaries (the “Subsidiaries”). As a consequence, the managing directors of such Subsidiaries have determined that they are overindebted (Überschuldung) and are or will become unable to pay their existing liabilities due (Zahlungsunfähigkeit) within the next few days. The management of the Subsidiaries has informed the Company that they have to file for insolvency under German law and in doing so will apply for self-administration proceedings in Germany.

Subject to certain limited exceptions, the Company will lose control of the Subsidiaries. We are in the process of analyzing the potential implications for the Company resulting from the insolvency proceedings of the Subsidiaries. This includes examining whether obligations exist under applicable insolvency law. The management of Lilium N.V. is continuously reviewing whether there are grounds for its own insolvency as well and the result of any such review may be that Lilium N.V. files for regular insolvency proceedings as well.

Within the next few days, the Company expects that the Subsidiaries will file for insolvency in the competent court in Germany and apply for self-administration proceeding pursuant to Section 270(a) of the German Insolvency Code. However, there can be no assurances that the applications for self-administration proceedings will be approved by the court.

As of the date of this report, the Company and the Subsidiaries have a limited amount of cash to conduct their operations. Unless the Subsidiaries receive additional funds, they will not be able to conduct their ongoing operations consistent with past practice and will need to seek financing from third parties including any purchaser of their assets.

Self-administration proceedings are debtor-in-possession type proceedings under German insolvency law, which are available to businesses in financial distress and typically aim to preserve and continue the business that is the subject of the proceedings. At the same time, self-administration procedures are often used to initiate a new investor process on the basis of a fair, transparent and equitable process aimed at creating the maximum outcome for the creditors of the debtor. In self-administration proceedings, management retains control and continues operating the business under the supervision of a custodian, who is initially appointed on a preliminary basis (vorläufiger Sachwalter). In order to ensure successful implementation and compliance with insolvency law obligations, two experienced lawyers are appointed as Chief Insolvency Officers. As described above, during the self-administration proceedings, the Subsidiaries will conduct a process to sell their assets and/or business.

In the German market a self-administration proceeding is generally perceived by suppliers, customers, and potential investors as a proceeding with improved chances for a successful in-court business restructuring. This perception in general may improve the chances of sustainably restructuring, recapitalizing, and realigning the business of the Subsidiaries in the interest of their creditors, suppliers, customers, and employees.

Following the filing of their applications, the Subsidiaries will be generally prohibited from repaying any pre-application debt. Furthermore, if and when the self-administration proceedings are admitted by the court on a preliminary basis, creditors typically will be prohibited from foreclosing against the companies on any claims they may have.

The filing for insolvency and application for self-administration in Germany could result in the Company’s ordinary shares being delisted from the Nasdaq Global Select Market (“Nasdaq”) or suspended from trading on Nasdaq. Following the trading suspension and/or delisting, the Company’s ordinary shares may commence trading over-the-counter. The over-the-counter market is a significantly more limited market than Nasdaq, and trading over-the-counter will likely result in a less liquid market and higher bid/ask spreads for existing and potential holders of the ordinary shares and could further depress the trading price of the ordinary shares. The Company can provide no assurance that its ordinary shares will commence trading or continue to trade on this market, whether broker-dealers will continue to provide public quotes of the ordinary shares on this market, or whether the trading volume of the ordinary shares will be sufficient to provide for an efficient trading market. As a result of the Subsidiaries’ self-administration proceedings, the shareholders of the Company are also likely to lose the value of their investment in the Company.

Incorporation by Reference

The contents on this Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission (“SEC”) on October 1, 2024 (File No. 333-282442), July 29, 2024 (File No. 333-281082), July 29, 2024, as amended or supplemented (File No. 333-281066), June 14, 2024 (File No. 333-280219), May 3, 2024 (File No. 333-279113), November 24, 2023 (File No. 333-275742), September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333-267718 and 333-267719), and the Company’s registration statements on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175) and March 21, 2024 (File No. 333-278148).

Forward-Looking Statements

The information in this Report on Form 6-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including, but not limited to, statements regarding the Company’s ongoing fundraising efforts including with the German government, the Company’s expectations regarding its ability to continue as a going concern, the Company’s financial performance, the Company’s expectations regarding the Subsidiaries’ self-administration proceedings in Germany, the Company’s ongoing review of the grounds for Lilium N.V.’s insolvency and the trading market for the Company’s ordinary shares. These forward-looking statements generally are identified by the words “may,” “shall,” “will,” “would,” “expect to,” “could,” “likely” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and are subject to risks and uncertainties that are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this Report on Form 6-K include (but are not limited to) risks relating to the Company’s potential applications for self-administration proceedings, as well as those risks and uncertainties discussed in Lilium N.V.’s filings with the SEC, including in the section titled “Risk Factors” in Lilium N.V.’s Annual Report on Form 20-F for the year ended December 31, 2023 on file with the SEC, the Report on Form 6-K filed on July 18, 2024 with the SEC, and similarly titled sections in Lilium’s other SEC filings, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update, or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2024	Lilium N.V.

	By:	/s/ Klaus Roewe
Name: Klaus Roewe
Title: Chief Executive Officer and Executive Director